Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

February 12, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

G&P Acquisition Corp.
Registration Statement on Form S-1
Confidentially Submitted on January 12, 2021
CIK No. 0001839121

Ladies and Gentlemen:

On behalf of our client, G&P Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was initially confidentially submitted to the Securities and Exchange Commission (the “Commission”) on January 12, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated February 8, 2021. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Dilution, page 71

1.	We note your disclosure in the second paragraph that "...After giving effect to the sale of 20,000,000 shares of Class A common stock... our pro forma net tangible book value at December 31, 2020 would have been...$9.18 per share, representing an immediate increase in net tangible book value…… of $9.18 per share to our initial stockholders…….and an immediate dilution of $9.19 per share to our public stockholders….". However, based on your calculations on page 72, the pro forma net tangible book value after this offering would be $0.82 per share. Consequently, increase in net tangible book value would be $0.83 per share to initial stockholders and dilution would be $9.18 per share to public stockholders. Accordingly, please revise the second paragraph and third paragraph to include consistent disclosures as appropriate or advise.

Securities and Exchange Commission
February 12, 2021

Response to Comment 1

In response to the Staff’s comment, the Company has revised the Registration Statement to include consistent disclosures in the second and third paragraphs. In the second paragraph, the pro forma net tangible book value at December 31, 2020 has been revised to $0.82 per share, increase in net tangible book value to initial stockholders has been revised to $9.19 per share and dilution to public stockholders has been revised to $9.18 per share. Please see page 72.

2.	Please revise the table in the third paragraph to include dilution and related disclosures under the scenario if the underwriters exercise their option to purchase additional units in full, and provide related calculations of pro forma net tangible book value per share.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the table in the third paragraph to include dilution and related disclosures under the scenario if the underwriters exercise their option to purchase additional units in full, and has provided related calculations of pro forma net tangible book value per share. Please see page 72.

3.	We note you disclose on page 72, under Numerator, net proceeds from this offering and sale of the private placement warrants of $201,000,000. However, such amount of net proceeds is not consistent with the disclosure under Use of Proceeds, page 65 of $201,100,000. Please revise or advise.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the disclosure to change the net proceeds from this offering and sale of the private placement warrants from $201,000,000 to $201,100,000. Please see page 73.

Management, page 108

4.	Please revise your disclosure to more specifically describe Messers. O'Donnell's and Marnikovic's employment during the past five years. Refer to Item 401(e) of Regulation S-K.

Response to Comment 4

In response to the Staff’s comment, the Company has revised the disclosure to more specifically describe Messers. O’Donnell’s and Marnikovic’s employment during the past five years. Please see pages 3, 82 and109 for Mr. O’Donnell and page 110 for Mr. Marnikovic.

Securities and Exchange Commission
February 12, 2021

5.	If applicable, please disclose the nature of any family relationship between your Chairman and Chief Executive Officer. See Item 401(d) of Regulation S-K.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the disclosure to include information about the family relationship between the Chairman and the Chief Executive Officer. Please see page 109.

Report of Independent Registered Public Accounting Firm, page F-2

6.	Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

Response to Comment 6

In response to the Staff’s comment and in connection with the live filing of the registration statement, the Company’s auditor has removed the language in the fourth paragraph of its report of independent registered public accounting firm which stated “and in accordance with auditing standards generally accepted in the United States of America.” Please see page F-2.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.
Elliott M. Smith, Esq.
White & Case LLP